UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

FAIR ISAAC CORPORATION
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

1.5% SENIOR CONVERTIBLE NOTES DUE AUGUST 15, 2023
(Title of Class of Securities)

303250 AA 2 and 303250 AB 0
(CUSIP Number of Class of Securities)

Andrea M. Fike
Vice President, General Counsel and Secretary
FAIR ISAAC CORPORATION
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402
(612) 758-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:
John A. Fore, Esq.
Kathleen D. Rothman, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Amount of Filing
Transaction Valuation (1)	Fee

$400,000,000	$47,080

(1)	This tender offer statement relates to the exchange by Fair Isaac Corporation of an aggregate of up to $400,000,000 aggregate principal amount of its 1.5% Senior Convertible Notes, Series B due August 15, 2023 for $400,000,000 aggregate principal amount of its currently outstanding 1.5% Senior Convertible Notes due August 15, 2023. Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, this amount is the book value as of February 25, 2005 of the maximum amount of the currently outstanding 1.5% Senior Convertible Notes due August 15, 2023 that may be received by the Registrant from tendering holders.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $47,080	Filing Party: Fair Isaac Corporation

Form or Registration No.: Schedule TO (File No. 005-39117)	Date Filed: February 25, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO (this “Schedule TO”), originally filed on February 25, 2005, by Fair Isaac Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) up to $400,000,000 aggregate principal amount of its 1.5% Senior Convertible Notes, Series B due August 15, 2023 (the “New Notes”) for any and all of the $400,000,000 aggregate principal amount of its currently outstanding 1.5% Senior Convertible Notes due August 15, 2023 (the “Outstanding Notes”), upon the terms and subject to the conditions set forth in the Company’s offering circular, dated March 10, 2005 (the “Offering Circular”), and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively to this Schedule TO.

     All of the information set forth in the Offering Circular and the Letter of Transmittal, and any annexes, schedules or amendments thereto related to the Exchange Offer, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

     Except as set forth below, the information contained in the original Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule TO.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The issuer and subject company is Fair Isaac Corporation, a Delaware corporation, with its principal executive offices located at 901 Marquette Avenue, Suite 3200, Minneapolis, Minnesota 55402; telephone number (612) 758-5200.

     Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Thomas G. Grudnowski	President and Chief Executive Officer, Director
Chad L. Becker	Vice President, General Manager
Steven J. Braun	Vice President, General Manager
Gresham T. Brebach	Vice President, Corporate Development and Strategic Partnerships
Michael S. Chiappetta	Vice President, Product Development
Richard S. Deal	Vice President, Human Resources
Eric J. Educate	Vice President, Sales and Marketing

Name	Position
Andrea M. Fike	Vice President, General Counsel and Secretary
Raffi M. Kassarjian	Vice President, General Manager
Charles M. Osborne	Vice President and Chief Financial Officer
Paul G. Perleberg	Vice President, Managing Director and General Manager
Michael J. Pung	Vice President, Finance
Larry E. Rosenberger	Vice President, Research and Development
Lori A. Sherer	Vice President, General Manager
A. George Battle	Director
Andrew Cecere	Director
Tony J. Christianson	Director
Alex W. Hart	Director
Philip G. Heasley	Director
Guy R. Henshaw	Director
David S. P. Hopkins	Director
Margaret L. Taylor	Director

     The business address and telephone number of each of the above executive officers and directors of the Company is c/o Fair Isaac Corporation, 901 Marquette Avenue, Suite 3200, Minneapolis, Minnesota 55402; telephone number (612) 758-5200.

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Item 10. Financial Statements.

(a)	Financial Information.

     The following financial statements and information are incorporated by reference:

     (1) The audited consolidated financial statements of the Company for the fiscal years ended September 30, 2004 and 2003 set forth in Exhibit 99, pages 1 – 35, to the Company’s Current Report on Form 8-K filed February 25, 2005 are incorporated by reference.

     (2) The unaudited condensed consolidated financial statements of the Company set forth in Part I, pages 1 – 34, of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004 are incorporated by reference.

     (3) The information on pages 14 – 16 of the Offering Circular under the heading “Summary—Selected Consolidated Financial Data” is incorporated by reference.

     (4) As of December 31, 2004, the book value per share is $12.91.

(b)	Pro Forma. Not Applicable.

Item 12. Exhibits.

(a)(1)(A)	Offering Circular dated March 10, 2005.

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients.*

(a)(1)(F)	Letter to Holders.*

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(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release issued February 25, 2005 (filed by the Company pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended).*

(b)	None.

(d)(1)	Indenture, dated as of August 6, 2003, between the Company and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003).

(d)(2)	Registration Rights Agreement, dated August 6, 2003, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003).

(g)	None.

(h)	None.

* Previously filed

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIR ISAAC CORPORATION
Dated: March 10, 2005	By:	/s/ Charles M. Osborne
		Name:	Charles M. Osborne
		Title:	Vice President and Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offering Circular dated March 10, 2005
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients.*
(a)(1)(F)	Letter to Holders.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None
(a)(5)	Press Release issued February 25, 2005 (filed by the Company pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended)*
(b)	None.
(d)(1)	Indenture, dated as of August 6, 2003, between the Company and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
(d)(2)	Registration Rights Agreement, dated August 6, 2003, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
(g)	None.
(h)	None.

* Previously filed

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